May 7, 2012

VIA FACSIMILE AND EDGAR

United States Securities and Exchange Commission

The Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn: H. Roger Schwall, Assistant Director

Re:	Diamondback Energy, Inc.

Registration Statement on Form S-1

Filed February 14, 2012

File No. 333-179502

Ladies and Gentlemen:

Set forth below are the responses of Diamondback Energy, Inc., a Delaware corporation (the “Company”), to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 13, 2012 with respect to the Registration Statement filed on February 14, 2012 (the “Registration Statement”). Enclosed is a copy of Amendment No. 1 to the Registration Statement (the “Amendment”). The Amendment has been marked to indicate changes from the Registration Statement.

For your convenience, we have set forth below each Staff comment followed by the Company’s response. Caption references and page numbers refer to the captions and pages contained in the Amendment unless otherwise indicated. Capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Amendment.

Registration Statement on Form S-1

General

1.	Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

500 West Texas, Suite 1225 Midland, Texas 79701, tel. (432) 221-7400

May 7, 2012

United States Securities and Exchange Commission

Response: The Company acknowledges the Staff’s comment and has made conforming changes to all affected disclosures in the Amendment.

2.	If a numbered comment in this letter raises more than one question or lists various items in bullet points, ensure that you fully respond to each question and bullet point. Make sure that your letter of response indicates precisely where responsive disclosure to each numbered comment and each point may be found in the marked version of the amendment.

Response: The Company acknowledges the Staff’s comment and believes that is has fully responded to each question and bullet point in the Staff’s comment letter, based on the information currently available to the Company. The Company has also indicated in its responses below where in the marked version of the Amendment disclosure has changed in response to the Staff’s comment.

3.	In the amended registration statement, please fill in all blanks other than the information that Rule 430A permits you to omit. For example, we note your disclosures under “Management” and “Principal and Selling Stockholder.”

Response: The Company acknowledges the Staff’s comment and has included, to the extent currently available, and will include in subsequent amendments all information other than those blanks that contain information it is allowed to omit at the time of effectiveness pursuant to Rule 430A.

4.	Prior to submitting a request for accelerated effectiveness of the registration statement, ensure that we have received a letter or call from the Financial Industry Regulatory Authority (FINRA) which confirms that it (a) has finished its review and (b) has no additional concerns with respect to the underwriting arrangements. Please provide us with a copy of that letter, or ensure that FINRA calls us for that purpose.

Response: The Company acknowledges the Staff’s comment and will ensure that the Staff, prior to any request from us to accelerate effectiveness of the Registration Statement, has received a letter or call from FINRA regarding the conclusion of FINRA’s review and the lack of any additional concerns with respect to the underwriting arrangements.

5.	Please advise us, and update your disclosure as applicable, regarding the status of your application to list your common stock on The NASDAQ Global Market. If the information you provide may change prior to effectiveness of the Form S-1, include brackets to indicate this.

May 7, 2012

United States Securities and Exchange Commission

Response: The Company has applied for the listing of its common stock on The NASDAQ Global Market and has updated its disclosure throughout the Amendment to reflect this development.

6.	In each case where you reference other sections of your prospectus, please provide relevant page numbers.

Response: The Company acknowledges the Staff’s comments and has provided relevant page numbers throughout the Amendment, in each case where it references other sections of the prospectus.

7.	We note that you have not filed most of your exhibits. Please file all material exhibits in a timely manner, including the legality opinion and lock-up agreements, in order to facilitate our review of your filing. We may have further comment upon our review.

Response: The Company acknowledges the Staff’s comment and has included, to the extent available at this time, additional exhibits in the Amendment. The Company will file the remainder of the exhibits by amendment.

8.	You do not yet provide a range for the potential offering price per share. Because other, related disclosure likely will be derived from the midpoint of the range, we remind you to provide the range once it becomes available so that you will have time to respond to any resulting staff comments.

Response: The Company acknowledges the Staff’s comment and will revise the disclosure to provide a range of the potential offering price per share once it becomes available.

9.	Please provide relevant updates with each amendment, such as with respect to your disclosure regarding actions that you intend to take in connection with, or upon completion of, this offering.

Response: The Company acknowledges the Staff’s comment and will provide relevant updates in each amendment with respect to any actions taken or intended to be taken in connection with, or upon completion of, this offering.

10.	Please revise your filing to identify Wexford Capital LP and DB Holdings LLC as statutory underwriters, or tell us why you do not believe that they should be identified as statutory underwriters in connection with this offering. Please refer to Section 2(a)(11) of the Securities Act of 1933, as amended.

May 7, 2012

United States Securities and Exchange Commission

Response: In response to the Staff’s comment the Company respectfully submits that neither Wexford Capital LP (“Wexford”) nor DB Energy Holdings LLC (“DB Holdings” or the “selling stockholder”) should be viewed as an underwriter within the statutory definition of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Act”). The analysis supporting the conclusion that neither Wexford Capital LP nor DB Holdings is a conduit to the offering or participant in the distribution follows:

•

How long has Wexford and the selling stockholder held the securities. Wexford formed Windsor Permian LLC (“Windsor”) in October 2007 to acquire, produce, develop and exploit oil and natural gas properties, and from that time to the present all the equity interest in Windsor have been owned by entities formed by Wexford and of which Wexford is the sole manager. Wexford has also served as the sole manager of Windsor for that entire period. As the manager of each of these entities, Wexford has had the exclusive authority to, among other things, purchase, hold and dispose of their assets. Accordingly, Wexford has beneficially owned all equity interests for almost five years and it has accepted the market risk of its investment, thereby demonstrating the intent to hold such interests as an investment.

•

The circumstances under which Wexford and the selling stockholder received the securities. As noted above, Wexford formed Windsor in October 2007 and has beneficially owned all the equity securities of Windsor since that time.

•

Relationship with the issuer. Wexford is a private equity firm that is in the business of making long-term investments in companies. Wexford typically holds its portfolio companies for a period of several years before seeking to undertake a liquidity event. This liquidity event often takes the form of a privately negotiated sale to a single purchaser. Accordingly, many of Wexford’s investments never involve a public distribution of securities. Wexford acquired its interests in Windsor for the purpose of making a long term investment in Windsor. Further, the Company will not receive any proceeds from the sale of shares by the selling stockholder; and the selling stockholder will not receive any proceeds from the sale of shares by the Company.

•

The amount of shares involved. The Company’s initial public offering consists of a primary offering of shares by the Company and may also include the sale of shares by the selling stockholder. Although, not yet determined, to the extent the selling stockholder does participate in the offering, the resale of the shares by the selling stockholder is anticipated to be less than 10% of the estimated market capitalization of the Company after the offering is complete.

May 7, 2012

United States Securities and Exchange Commission

•

Whether Wexford or the selling stockholder is in the business of underwriting securities. Neither Wexford nor the selling stockholder is a broker-dealer or affiliate of a broker-dealer and neither is in the business of underwriting securities. Credit Suisse Securities (USA) LLC will serve as the lead underwriter for this offering.

Based on the totality of the circumstances, neither Wexford nor the selling stockholder is acting as a conduit for the Company. We respectfully submit to the Staff that neither Wexford nor the selling stockholder is, and should not be considered, an “underwriter” under Section 2(a)(11) of the Act with respect to the resale of the shares covered by the Registration Statement. Rather, we believe that the resales covered by the Registration Statement represent a true secondary offering, consistent with, among other things, Securities Act Rules Compliance and Disclosure Interpretation 612.09.

Prospectus Cover Page

11.	Please identify your selling stockholder by name.

Response: The Company acknowledges the Staff’s comment and notes that at this time it is expected that there will be two selling stockholders. Rather than list each of these two and any potential future selling stockholder by name on the cover, the cover has been revised to reflect that there will be multiple selling stockholders and the names of the selling stockholders are included under the caption “Principal and Selling Stockholders.”

12.	We note that you have omitted the names of the underwriters. Please include the names of the lead underwriters in your next amendment, or we will defer our review of the registration statement. We will proceed with our review only when the lead underwriters are named in an amendment to the registration statement.

Response: The Company acknowledges the Staff’s comment. The lead underwriter has been selected and indentified on the cover page of the prospectus included as part of the Amendment and in other relevant parts of the Amendment. In subsequent amendments to the Registration Statement, the Company will specify the other underwriters once they are selected by the Company.

Prospectus Summary, page 1

13.	We note your disclosure on page 1 that based on your drilling results and the results of extensive industry activity in the Permian Basin, you believe that risk associated with your vertical drilling program “has been effectively reduced.” Please revise your filing to clarify this statement.

May 7, 2012

United States Securities and Exchange Commission

Response: In response to the Staff’s comment, the Company has revised its statement on page 2 and page 78 of the Amendment to clarify its prior disclosure regarding the risks associated with the Company’s vertical drilling program.

14.	We note your statement “As of December 31, 2011, our estimated proved oil and natural gas reserves were 24,750 million BOE, or MBOE….” This volume of proved reserves is not consistent with disclosures elsewhere in the document, nor is the defined term MBOE, as used here, consistent with the glossary of oil and natural gas terms. Please revise accordingly.

Response: In response to the Staff’s comment, the Company has revised the disclosure throughout the Amendment to correct the reference from “million BOE, or MBOE,” to “thousand BOE, or MBOE.”

15.	We note your disclosure under this heading explaining that you have a multi-year project inventory of 2,319 identified drilling locations. You also have disclosure on page 77, indicating that as of December 31, 2011, you had 48,588 gross acres. Based on this, it appears you will have on average, one drilling location for every 20.95 acres. As your proved undeveloped reserves are based on 40 acre spacing, according to your disclosure, please tell us why you believe it is appropriate to disclose drilling locations based on spacing of greater density.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 2 and beginning on page 83 of the Amendment and made corresponding changes throughout the document to specify that we have 977 identified potential vertical drilling locations on 40-acre spacing based on our evaluation of applicable geologic and engineering data. We have also identified an additional 1,162 locations on 20-acre downspacing. In addition to the disclosure in the Amendment, the Company believes that these additional locations are potentially viable. Our identified potential drilling locations do not include any potential horizontal locations.

Our Business Strategy, page 2

16.	We note your disclosure at page 3 that you expect that you will continue to have access to the drilling rigs and service units of Bison Drilling and Field Services LLC in the future, and anticipate that you will have access to the sand to be mined from the land leased by Muskie Holdings, LLC. Please revise to clarify your basis for such statements. For example, please clarify whether your contractual arrangements with Bison and Muskie that you reference at page 3 would provide such access to you.

May 7, 2012

United States Securities and Exchange Commission

Response: As disclosed in the section “Summary—Our History,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview” and “Related Party Transactions” of the Amendment, the Company will no longer hold any interest in Bison Drilling and Field Services LLC or Muskie Holdings, LLC upon completion of the offering, and all affirmative statements that the Company expects to continue to have access to their drilling rigs and services have been deleted.

Risk Factors, page 12

Operating hazards and uninsured risks may result in substantial losses…, page 26

17.	We note your disclosure in the above-captioned risk factor concerning operational and financial risks, and your disclosure beginning on page 20 regarding regulatory risks related to hydraulic fracturing. Please revise the above-captioned risk factor to address specifically, if material, the financial and operational risks associated with hydraulic fracturing, such as underground migration and surface spillage or mishandling of fluids, including chemical additives.

Response: In response to the Staff’s comment, the Company has revised the risk factor beginning on page 29 of the Amendment.

The marketability of our production is dependent upon transportation…, page 19

18.	We note your disclosure in this risk factor that the marketability of your production depends in part upon the proximity of transportation owned by third parties. Please clarify how this risk affects you in the context of the location of your current operations.

Response: In response to the Staff’s comment, the Company has revised the risk factor on page 23 of the Amendment.

We have engaged in transactions with our affiliates and expect to do so in the future…, page 30

19.	We note your reference in this risk factor to conflicts. Please revise to provide material examples of such potential conflicts.

Response: In response to the Staff’s comment, the Company has revised the risk factor on page 36 of the Amendment.

Future sales of our common stock, or the perception that such future sales may occur…, page 31

20.	We note your reference in this risk factor to certain specific exceptions to the lock-up agreements. Please revise to discuss such exceptions.

May 7, 2012

United States Securities and Exchange Commission

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 38 of the Amendment to identify the anticipated exceptions to the lock-up agreements.

Use of Proceeds, page 35

21.	Once you know the expected size of the offering, and no later than when you provide the price range for the offering, you will need to provide the estimated amounts you intend to allocate to each of the identified uses. Please also present the information in tabular form to facilitate clarity. Refer generally to Item 504 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and will specify in subsequent amendments the estimated amounts the Company intends to allocate to each of the indentified uses of proceeds once the expected size of the offering and such uses are determined. The Company will provide such information in a tabular format, to the extent such presentation would facilitate clarity.

22.	Please clarify your statement that you intend to repay outstanding borrowings under your revolving credit facility pending application of the net proceeds for the other specified purposes. For example, if you intend to use the net proceeds to repay amounts outstanding under your credit facility, and then to borrow additional amounts to fund the other referenced activities, please disclose this information.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure in an effort to clarify this point. Further revisions to the disclosure will be made in subsequent amendments once the size of the offering and the specific uses are determined.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41

23.	We note your disclosure that as of September 30, 2011 you were a limited liability company treated as a disregarded entity for federal income tax purposes, and your disclosure that you will be subject to federal and state entity-level taxation. Please discuss in this section the anticipated effect of such change with respect to your future financial results.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 58 of the Amendment.

May 7, 2012

United States Securities and Exchange Commission

Business, page 67

Geology, page 73

24.	We note your statement, “Debris flows within the Spraberry and Wolfcamp carbonates have been observed on 3-D seismic surveys. Initial tests have confirmed the presence of enhanced reservoir.” Please explain to us the nature of these “initial tests” and the attributes of the “enhanced reservoir”.

Response: The Company tested its WHL 2-1 well within the Spraberry carbonate, based on debris flow data obtained as a result of its 3-D seismic survey. Enhanced reservoir was encountered with respect to the gross and net thickness increases relative to offsets, which is indicative of higher production rates and EUR. The attributes of the enhanced reservoir include a substantial buildup of reservoir rock from the 3-D seismic survey and an increase in permeability due to the nature of this buildup, as compared to other wells of this type. Based on the results of its 3-D seismic survey, the Company also tested its WHL 2-6A well within the Wolfcamp carbonate. Such initial tests indicated the presence of the thicker section and better porosity attributable to the enhanced reservoir. The initial tests measured production from the WHL 2-1 and WHL 2-6A wells for a period of several weeks following the completion of these wells and indicated substantially higher production than expected, as compared to the initial test results from other wells of this type.

Evaluation and Review of Reserves, page 74

25.	Please provide us with the petroleum engineering reports you will (presumably) use as the basis for your December 31, 2011 oil and gas reserves disclosure with us. You may furnish these materials on digital media such as flash drive or compact disk.

The report should include:

a)	One-line recaps in spread sheet format for each property sorted by field within each proved reserve category including the dates of first booking and estimated first production for your proved undeveloped properties;

b)	Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;

c)	Individual income forecasts for all the wells/locations in the proved developed and proved undeveloped categories. Please ensure that these schedules and those referenced in b) above include well count, cumulative production and EUR figures;

May 7, 2012

United States Securities and Exchange Commission

d)	Engineering exhibits (e.g. narratives, maps, rate/time plots, volumetric calculations, analogy well performance) for each of the three largest wells/locations in the proved developed and proved undeveloped categories (6 entities in all) as well as the AFE/capital cost inventory for each of the three PUD unproved properties. Please ensure that the decline parameters, EURs and cumulative production figures are presented on the rate/time plots.

Response: In response to the Staff’s comment, the Company is providing the Staff supplementally with the requested petroleum engineering report used as the basis for its December 31, 2011 oil and gas reserves disclosure. Please note that such report is being furnished to the Staff under separate cover pursuant to Rule 418(b) under the Securities Act of 1933 and under the Freedom of Information Act and is not being filed electronically as part of this letter.

26.	Please amend your document to present a general discussion of the technologies used to establish the reasonable certainty for the proved reserves estimates you have disclosed. Refer to Item 1202(a)(6) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 85 of the Amendment to include a general discussion of technologies used to establish the reasonable certainty for its proved reserves estimates.

Proved Undeveloped Reserves (PUDs), page 76

27.	You disclose that costs incurred to develop PUDs during 2011 were approximately $52.8 million, and that this effort resulted in the conversion of 2,223 MBOE into proved developed reserves. Based on this information, it appears you have incurred development costs of approximately $23.75 per BOE. Using this rate and the estimated development costs you expect to incur over the next five years, it appears you would convert approximately 15,739 MBOE ($373.8MM/$23.75) into proved developed reserves during this period. Given your historical experience and your estimated future expenditures, please describe the conditions which you expect will improve in order to allow conversion of all PUDs to proved developed reserves over the next five years, if this is your view. If you are able to show an appropriate rationale, also submit the disclosure revisions which you would propose to clarify this matter.

May 7, 2012

United States Securities and Exchange Commission

Response: The development cost of $23.75 per BOE represents an average for all of 2011. As disclosed in the Registration Statement on page 2, during 2011 the Company assembled a new executive team that was fully in control by the fourth quarter of 2011. Under this new executive team, average drilling costs and drilling times have been reduced. In particular, the average drilling time required to reach total depth was shortened by 25% to 15 days during the fourth quarter of 2011 from 20 days during the second quarter of 2011, reducing average drilling costs (excluding completion costs) by 8.3% from $1.2 million to $1.1 million period-to-period, while also decreasing the time from spud to spud to 23 days from 25 days. As the Company continues to develop its properties, it believes that it will continue to realize efficiencies and cost savings and experience lower drilling and completion costs. Further, during the early delineation phase, open hole logging suites were run on 95% of the wells drilled. As the Company enters the development phase, it expects that less than 20% of the wells will have open hole logs which is expected to further reduce the Company’s average per well costs by $100,000. The Company has revised the disclosure on page 88 of the Amendment to clarify that the Company expects to convert PUDs more efficiently and cost effectively going forward.

28.	Please amend your document to disclose separately the 2011 changes in your proved undeveloped reserves due to acquisition and to extensions. Refer to Item 1203(b) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure regarding changes in PUDs that occurred during 2011 to clarify that additions of 6,204 MBOE in PUD reserves were due solely to extensions resulting from strategic drilling of wells by the Company to delineate its acreage position.

29.	We note the change in category from PUD to probable of 6.1 MBOE due to “changes in booking methodology” used by your third party engineer. With reasonable detail, please explain these changes to us.

Response: The 2011 reserve report prepared by Ryder Scott utilized a more conservative methodology of assigning PUDs only in close proximity to seasoned production. The prior reports prepared by Pinnacle utilized a methodology consistent with large resource basins where geologic risk is minimal. This methodology typically results in a greater number of PUD locations than the “close proximity” method used by Ryder Scott. Ryder Scott concluded for purposes of its 2011 report that that the use of the deterministic method for determining PUD locations was more appropriate due to the lack of reliable offset data in the Permian Basin. The lack of reliable offset data is due in part to the Texas Railroad Commission’s requirement that production data only be reported by lease for oil wells, rather than by an individual well, which the Company believes, when combined with the high level of drilling activity and the delays by operators in their filings with the Texas Railroad Commission, contributes to the uncertainty in the timing and the number of wells in the lease production.

May 7, 2012

United States Securities and Exchange Commission

Specifically, the 2010 report prepared by Pinnacle booked as PUDs certain 40-acre offset locations to producing wells. Some of those producing wells had short production histories at the time of such booking and Ryder Scott determined that their subsequent performance no longer supported the PUD booking. Locations in this area were moved by Ryder Scott to the probable reserve category until more production history is obtained to confirm the economic viability of the area. In addition, the 2010 reserve report prepared by Pinnacle assigned certain step-out locations more than one offset away from the wells operated by the Company as PUD locations. Such step-out locations were also moved to probable reserves by Ryder Scott in its 2011 reserve report.

Production and Price History, page 77

30.	Please update the production, product price and cost table to disclose that information for the year ending December 31, 2011.

Response: The table on page 88 of the Amendment has been updated for the year ended December 31, 2011.

Developed and Undeveloped Acreage, page 78

31.	We note that about 27% of your net undeveloped acreage expires in 2012. Please tell us whether you have PUD reserves scheduled for drilling beyond 2012 on this acreage and, if so, your remedies to expiry.

Response: The Company does not have PUD reserves scheduled for drilling beyond 2012 on its net undeveloped acreage expiring in 2012.

Regulation, page 80

Water Discharges, page 81

32.	We note your disclosure with respect to some state “groundwater protection programs that require permits.” To the extent applicable to your operations, please describe the material effects of compliance with any such programs in the state of Texas, where you conduct your operations. See Item 101(c)(1)(xii) of Regulation S-K requires.

Response: The Company acknowledges the Staff’s comment and informs the Staff that it does not believe that compliance with current state groundwater protection programs in Texas has had or will have a material effect on the capital expenditures, earnings or competitive position of the Company.

May 7, 2012

United States Securities and Exchange Commission

Management, page 89

Our Board of Directors and Committees, page 91

33.	We note your disclosure that because you are considered to be controlled by Wexford under The NASDAQ Global Market rules, you are eligible for exemptions from provisions of the rules requiring a majority of independent directors, nominating and corporate governance and compensation committees composed entirely of independent directors and written charters addressing specified matters, and that you may elect to take advantage of these exemptions. Please revise to clarify which exemptions, if any, you intend to rely upon at the time of your offering.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 104 of the Amendment to clarify that it does not intend to rely upon any exemptions provided to the Company as a controlled company under The NASDAQ Global Market rules, except for the exemption from the need to establish an independent nominating committee.

Executive Compensation, page 92

Compensation Discussion and Analysis, page 92

Employment Agreements, page 97

34.	We note your disclosure in this section that certain of your officers have an option to acquire a membership interest in your subsidiary Windsor Permian LLC. Please tell us why you have not disclosed such options in the tabular format required by Item 402(f) of Regulation S-K. In addition, we note your disclosure that upon the contribution of Windsor Permian LLC membership interests to you in connection with the closing of this offering, an option to acquire shares of common stock will be substituted for the original option to acquire membership interests in Windsor Permian LLC. Please quantify the number of shares of your common stock that will be subject to such option for each of your named executive officers.

Response: In response to the Staff’s comment, the Company has added the necessary tables beginning on page 109 of the Amendment and will quantify the number of shares of the Company’s common stock that will be substituted for the original option in a subsequent amendment once the information is available.

May 7, 2012

United States Securities and Exchange Commission

35.	Please revise your filing to clarify your reference in this section to Mr. Stice’s “minimum annual bonus.” In that regard, your disclosure at page 95 that Mr. Stice is entitled to receive an annual bonus in a specified range upon the achievement of performance goals suggests that a bonus payment is not guaranteed.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 107 and 110 of the Amendment with respect to Mr. Stice’s bonus.

36.	Please file the employment agreements as exhibits to your filing. See Item 601(b)(10) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and will file all employment agreements as exhibits in a subsequent amendment.

Related Party Transactions, page 106

37.	Please tell us why you have not disclosed in this section your contractual arrangements with Muskie Holdings LLC. In that regard, we note your reference at page 3 to such arrangements. Please refer to Item 404 of Regulation S-K.

Response: The Company is not a party to any contractual arrangements with Muskie for the purchase and sale of fracture grade sand or any other product or service. Further, as noted in the Company’s response to Comment 16 and disclosed on the referenced pages of the Amendment, the Company will no longer hold any interest in Muskie upon completion of the offering.

38.	We note the transactions with related parties that you describe in this section, as well as your reference at page 3 to your contractual arrangements with Muskie Holdings LLC. We also note that, with the exception of your lease agreement with Fasken Midland, LLC, you have not filed the related agreements. Please file these agreements as exhibits to your filing, or tell us why you believe that you are not required to do so. Please refer to Item 601(b)(10) of Regulation S-K.

Response: As noted in response to Comment 37, the Company is not a party to any contractual arrangements with Muskie for the purchase and sale of fracture grade sand or any other product or service. As indicated in the exhibit index to the Amendment, the Company has filed all other required related party agreements as exhibits to the Amendment except for those that will be filed by amendment.

May 7, 2012

United States Securities and Exchange Commission

Principal and Selling Stockholder, page 109

39.	Please disclose the number of shares of common stock to be offered for the security holder’s account. See Item 507 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and will revise the disclosure to provide the number of shares of common stock to be offered for the account of each selling stockholder identified in the prospectus filed as part of the Registration Statement when this information is available.

Where You Can Find More Information, page 123

40.	Please revise your filing to remove any implication that you have not included all material disclosure. For example, we note your statement at page 123 that statements contained in this prospectus and any prospectus supplement as to the contents of any contract or other document referred to are not necessarily complete and in each instance such statement is qualified by reference to each such contract or document filed as part of the registration statement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 138 of the Amendment to remove the implication that the Company has not included all material disclosure.

Financial Statements – Windsor Permian LLC and Subsidiaries

Consolidated Statement of Operations (Unaudited)

41.	We note from your disclosure in Note 5 that during the nine months ended September 30, 2011 you deconsolidated your investment in Bison Drilling and Field Services LLC, and began reporting your investment under the equity method. Please tell us where the income or loss from this investment is reported in your Consolidated Statement of Operations, and explain how your presentation is consistent with the guidance in FASB ASC 323-10-45-1.

Response: The amount is not included in the Consolidated Statements of Operations. Instead, as described in the financial statements under “Summary of Significant Accounting Policies—Investments,” the Company’s share of Bison’s earnings has not been recognized but has been credited to oil and gas properties. Although, pursuant to FASB ASC 323-10-45-1, an investor’s share of earnings and losses from its investment shall be shown in its income statement as a single amount, the Company, pursuant to Rule 4-10 (c)(6)(iv) of Regulation S-X, cannot recognize income for contractual services performed in connection with properties in which it or an affiliate holds an ownership or economic interest. As Bison Drilling and Field Services LLC was an affiliate of the Company during 2010 and 2011, the Company has not recognized any income as a result of these rules and has recorded such income as a credit to the full cost account.

May 7, 2012

United States Securities and Exchange Commission

Supplemental Information on Oil and Natural Gas Operations (Unaudited), page F-20

42.	Please amend your document to disclose also the information required by ASC 932 for 2011.

Response: The information required by ASC 932 for 2011 is included in Note 13 to the notes to the Company’s consolidated audited financial statements contained in the Registration Statement.

Oil and Natural Gas Reserves, page F-23

43.	We note your statement, “The Company experienced upward reserve revisions in 2009, due to the pricing recovery in 2009 and the amendments of ASC 932 in ASU 2010-03.” Please tell us the portion, if any, of your December 31, 2009 PUD reserves that were scheduled for drilling after 2014 and the reasons for such delay.

Response: Of the PUD locations booked as of December 31, 2009, 43 were scheduled for drilling after 2014 in the December 31, 2011 reserve report. However, the Company has availability to add wells to its current drilling schedule and the ability to postpone drilling some of the Company’s December 31, 2011 PUD locations initially scheduled for drilling before 2014 so that all December 31, 2009 PUD reserves could be drilled by the end of 2014. The Company intends to drill all of such locations by the end of 2014.

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

May 7, 2012

United States Securities and Exchange Commission

If you have any questions with respect to the foregoing, please do not hesitate to call me at (405) 463-6900 or Seth Molay of Akin Gump Strauss Hauer & Feld LLP at (214) 969-4780.

Sincerely,

/s/ TERESA L. DICK

Teresa L. Dick

Chief Financial Officer and

Executive Vice President

cc: Seth R. Molay, P.C.